Vo 3/7/03

**AM 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03012718

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212)310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, John F. Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet Corporation

(A wholly owned subsidiary of Instinet Group, Inc.)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Instinet Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Instinet Corporation and its subsidiaries (the "Company"), at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

Instinet Corporation
(A wholly owned subsidiary of Instinet Group, Inc.)
Consolidated Statement of Financial Condition
For the period ended December 31, 2001
(In thousands)

Assets	
Cash and cash equivalents	$ 136,355
Securities owned, at market value	261,203
Securities segregated under federal regulations	251,775
Securities borrowed	539,590
Receivable from customers	44,244
Receivable from broker-dealers	27,650
Receivable from Parent, net	29,256
Commissions and other receivables, net	84,187
Investments	19,533
Fixed assets and leasehold improvements, at cost (net of accumulated depreciation and amortization of $253)	141,398
Deferred tax asset, net	79,126
Exchange memberships, at cost (market value $443)	971
Other assets	47,236
Total assets	$ 1,662,524
Liabilities and Stockholder's Equity	
Payable to customers	$ 266,556
Payable to broker-dealers	14,149
Securities loaned	453,251
Taxes payable	21,642
Payable to affiliate	5,206
Other liabilities and accrued expenses	282,785
Total liabilities	1,043,589
Minority interest	3,600
Stockholder's equity	
Capital stock: Par value $.01 per share; authorized 1,000 shares, issued and outstanding 50 shares	-
Additional paid-in-capital	651,610
Retained earnings	(33,021)
Other comprehensive loss	(3,254)
Total stockholder's equity	615,335
Total liabilities and stockholder's equity	$ 1,662,524

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Instinet Corporation ("Instinet" or the "Company"), is an indirect wholly-owned subsidiary of Instinet Group, Inc. ("IGI") through its wholly-owned subsidiary, Instinet Global Holdings, Inc. ("IGHI") and is ultimately indirectly majority owned by Reuters Group PLC ("Reuters"). The Company provides agency brokerage services to broker-dealers and institutional customers primarily through its automated real time trading system.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Instinet Clearing Services, Inc. ("ICS"), Instinet Technologies Limited Partnership ("IT LP"), and Lynch, Jones and Ryan, Inc. ("LJR"). The net assets of Instinet Schweiz AG ("SAG") were transferred to Instinet International Corporation in August 2002. All material intercompany balances and transactions are eliminated in consolidation. The Company, ICS and LJR are registered broker/dealers with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. ICS is also a member of the American, Boston, Cincinnati, Chicago, Pacific and Philadelphia Stock Exchanges, the Chicago Board Options Exchange and Euronext NV. In addition, ICS provides execution and clearing services to affiliates, including the Company, and other unaffiliated broker-dealers.

LJR provides specialized brokerage, research and commission recapture services to pension plan sponsors and money managers.

Minority interest reflects IT Holdings Corporation's (another affiliated, nonconsolidated entity with the Company) 1% ownership of ITLP.

All significant intercompany transactions and balances are eliminated in consolidation.

2. Significant Accounting Policies

Accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers its short-term money market fund investments and other fixed income securities with original maturities of less than three months to be cash equivalents.

Transaction fees
Transaction fees are generated by subscriber and nonsubscriber customers on a per share basis for the removal of liquidity from the Company's marketplace. Liquidity is removed when a customer buy or sell limit order matches an existing buy or sell limit order in the Company's market place. Transaction fees and clearing fees are recorded on a trade date basis.

Broker-dealer rebates
Broker-dealer rebates are execution fees paid to subscriber customers that initiate a buy or sell order transaction. The customers are paid on a per share basis. Broker-dealer rebates are recorded on a trade basis.

Customer transactions
Customer transactions of ICS are recorded on a settlement basis, which is generally three business days after trade date.

Depreciation and amortization
Equipment and leasehold improvements are being depreciated and amortized over their estimated useful lives of two to ten years or the term of the lease, whichever is shorter, using the straight-line method.

Acquisitions and goodwill
All business combinations have been accounted for under the purchase method and, accordingly, the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill on the consolidated statement of financial condition. The carrying value of goodwill is reviewed on a periodic basis for impairment.

In accordance with SFAS 142, based on the results of a valuation analysis prepared by an independent specialist, IGI determined that its existing goodwill had been completely impaired and written off for the year ended December 31, 2002.

Soft dollar and commission recapture
Soft dollar and commission recapture expenses primarily relate to the purchase of third party research products as well as payments made as part of our commission recapture services. The Company reports its transaction fee revenue from these businesses separately from its offsetting soft dollar and commission recapture expenses.

Commissions and other receivables
Commissions and other receivables are reported net of a provision for doubtful accounts. At December 31, 2002 the Company's allowance for doubtful accounts was $15,703,000.

Investments
Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

Securities owned
Securities owned are recorded on a trade date basis and are carried at their market value with unrealized gains and losses reported in investments on the statement of operations.

Securities owned are comprised of $11,064,000 of U.S. Government securities, $91,937,000 of Corporate bonds, $70,484,000 of Municipal bonds, Auction rate notes of $87,200,000 and Euronext NV of $518,000.

Securities borrowed and securities loaned
Securities borrowed and loaned are recorded as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed and securities loaned transactions facilitate the settlement process and require the Company to deposit or receive cash, letters of credit or other collateral with the counterparty. The amount of collateral required to be deposited for securities borrowed and securities loaned is an amount generally in excess of the market value of the applicable securities borrowed and is monitored on a daily basis, with additional collateral deposited, or excess collateral refunded, when deemed appropriate.

The Company has an active securities borrowed and loaned matched book business ("Matched Book"), in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral and earns interest revenue. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

Securities purchased under agreements to resell
Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to have excess collateral from counterparties refunded, when deemed appropriate.

Collateral arrangements
At December 31, 2002, the Company has pledged as collateral, proprietary securities of $21,090,607 which have not been reclassified and are reported separately. At December 31, 2002, the fair value of collateral held by the Company that can be sold or repledged totaled approximately $777,285,787. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, approximately $699,037,234 has been sold or repledged, generally to cover short sales, effect deliveries of securities, or meet other obligations. In addition, securities in customer and affiliate accounts with a fair value of approximately $47,548,681 can be sold or repledged by the Company.

Software costs
Costs for internal use of software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed.

Derivatives
The Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies, primarily the U.S. dollar, British pound or Euro. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transaction, thereby mitigating its exposure to currency risk. Forward foreign currency contracts generally do not extend beyond 14 days and realized and unrealized gains and losses resulting from these transactions are recognized in period during which they are incurred.

3. Receivable From and Payable to Broker-Dealers and Others

Amounts receivable from and payable to broker-dealers at December 31, 2002, primarily consist of fails to deliver and fails to receive.

4. Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

5. Investments

At December 31, 2002, the investment balance included an investment of $12,561,000 in the Nasdaq Stock Market Inc., which is carried at estimated fair value as determined by management, and a 13% investment in Instinet International Corporation of $6,972,000, as determined under the equity method.

6. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Related Party Transactions

The Company clears all of its securities transactions through its subsidiary, ICS. Pursuant to a clearing agreement, ICS can charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure. For the year ended December 31, 2002 the Company has not been charged with any losses as a result of a counterparty's failure.

Substantially all employees of the Company participate in the IGI stock option plan which was adopted in February 2000, and various Reuters retirement plans.

LJR has entered into administrative and brokerage service agreements with Harborview, LLC ("Harborview"), an affiliate of the Company. Under these agreements, LJR provides various administrative and management services to Harborview and in return, Harborview provides brokerage services to LJR. The agreements provide for receipt of the administrative services fees calculated as 3.5% of Harborview's revenue and payment of the brokerage services fee calculated as 105% of Harborview's total fixed costs, as defined.

The Company receives services related to its core communications network from Radianz, Inc., a company which is approximately 50% owned by Reuters. The services are provided under a master agreement between Reuters and Radianz.

The Company occupies space for which the lease is held by IGHI.

The Company sold $21,010,000 of fixed assets to IGHI at their net book value.

8. Income Taxes

The Company, together with IGI and certain other subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from its US subsidiaries and affiliates the taxes they have recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting

purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of operations for changes in deferred tax assets and liabilities.

The temporary differences which have created deferred tax assets and liabilities are detailed below (in thousands):

	December 31, 2002
Deferred tax assets	
Depreciation and amortization	$ 4,309
Deferred compensation	13,516
Net operating losses	14,887
Accruals and allowances	37,025
Goodwill	17,044
Unrealized losses on securities owned	317
Total deferred tax assets	87,098
Deferred tax liabilities	
Depreciation and amortization	(276)
Unrealized gains on securities owned	(60)
Total deferred tax liabilities	(336)
Valuation allowance	(7,636)
Deferred tax assets, net	$ 79,126

Management believes that it is more likely than not that the tax assets, net of the valuation allowance, will be realized. The valuation allowance principally relates to certain state tax operating losses that may not be realized in the future.

9. Employee Benefit Plans

The Company participates in a defined contribution pension plan sponsored by Reuters. In January 2003, the Company terminated its participation in the Reuters' plan and began participating in the newly formed Instinet 401(k) plan.

Included in other liabilities and accrued expenses is approximately $15,750,000 representing employee compensation voluntarily deferred under the Instinet Management Deferral Plan. Participants' accounts are adjusted monthly to reflect any earnings or losses attributable to the investments made by the participants pursuant to employer provided investment options. The participants bear the entire risk of each such investment. Instinet terminated the plan in December 2002.

Substantially all employees of the Company are eligible to participate in Reuters employee stock purchase plan ("ESP Plan") where employees can contribute up to a predetermined limit of their

salary towards the purchase of ADS. The Company may contribute 20% of the employees contribution to the plan.

Substantially all employees of the Company participate in IGI's stock option plan ("Instinet Plan"), which was adopted in February 2000 and amended on September 2, 2000. IGI applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS No. 123, "Accounting for Stock-Based Compensation", and related accounting interpretations for the Instinet Plan. All charges related to the Instinet Plan are borne by IGI. Disclosures required by SFAS 123, "Accounting for Stock-Based Compensation", are included in the 2002 Form 10-K of IGI. Reuters also provides certain employees of the Company with post retirement benefits such as healthcare and life insurance benefits. The Reuters post retirement benefits were modified in 2002 and the majority of the accruals from this modification will be reversed over 19 years.

10. Short-Term Financing

The Company meets its short-term financing needs by obtaining bank loans on a secured basis. The Company has a secured line of credit (broker's line) of $200,000,000, and intra-day overdraft facilities of $211,000,000. As of December 31, 2002 there were no outstanding balances on these borrowings. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

11. Commitments and Contingent Liabilities

In the ordinary course of business, the Company has been named as a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position.

12. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum consolidated net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002, the Company had consolidated net capital of $98,104,000, which was $97,854,000 in excess of its required consolidated net capital of $250,000. The Company is exempt from the provisions of SEC Rule 15c3-3.

ICS is also subject to Rule 15c3-1 and, at December 31, 2002, had net capital of $163,084,139 which was $160,179,620 in excess of its required net capital of $2,904,519. ICS is subject to Rule 15c3-3 of the SEC. At December 31, 2002, ICS computed the reserve requirement for customers and was required to segregate $195,926,281 in the special reserve bank account for the exclusive benefit of customers. ICS also computed the reserve requirement for proprietary accounts of introducing brokers. At December 31, 2002, ICS's calculation $11,668,323 to be segregated in a special reserve bank account for the exclusive benefit of ICS's introducing broker-dealers.

LJR is also subject to Rule 15c3-1 and at December 31, 2002 had net capital of $7,959,966, which was $7,709,966 in excess of its required net capital of $250,000.

LJR has established a special reserve account for the exclusive benefit of customers, in accordance with an agreement with the National Association of Securities Dealers, Inc. The agreement states that LJR, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2002, LJR has deposited cash of approximately $13,341,000 and qualified securities of approximately $9,343,000 with a total value equal to approximately $22,684,000.

13. Consolidated Subsidiaries

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in the Company's Net Capital Computation:

	Instinet Technologies, L.P.	Instinet Clearing Services, Inc.	Lynch. Jones and Ryan, Inc.
Assets	$ 787,000	$ 983,585,372	$ 46,487,076
Liabilities	(53,000)	(810,126,830)	(31,989,761)
Net	$ 734,000	$ 173,458,542	$ 14,497,315

14. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value, as such financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

15. Restructuring

During the year, the Company restructured its operations which included a workforce reduction, office closures and consolidation. As of December 31, 2002, the Company carried a liability of $52,100,000 associated with this restructuring.

16. Subsequent Event

On January 7, 2003, ICS purchased the remaining 90.1% of membership interests of Harborview for approximately $594,000, thereby becoming the sole member.